RECEIVED

2007 JUL 16 P 12:57

Eurotunnel
UK Terminal
Ashford Road
Folkestone
Kent CT18 8XX
United Kingdom

[redacted] +44(0)1303 282222
+44(0)1303 850360

. eurotunnel.com

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

[redacted]

03rd July 2007

07025255

SUPPL

Dear Sirs,

Eurotunnel PLC ("EPLC")/Eurotunnel SA ("ESA") - File number : 82-3000/82-2999

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934, please find enclosed the following announcements which were issued by EPLC/ESA to the London and Paris Stock Exchanges:-

- Eurotunnel appoints two new directors (05/06/07)
- Eurotunnel Board proposes seven Directors for the Board of GET SA (12.06.07)
- Eurotunnel signs railway partnership agreement with the Port of Dunkirk (13.06.07)
- Annual General Meeting of Eurotunnel P.L.C. – Ordinary and Extraordinary General Meeting of Eurotunnel SA (15.06.07)
- Final results of Exchange Tender Offer – Settlement of Groupe Eurotunnel SA (GET SA) shares on 28 June 2007 – Initial listing of GET SA Shares on Monday 2nd July 2007 (21.06.07)
- Groupe Eurotunnel SA: Successful implementation of the financial restructuring Listing on 2 July 2007 (29.06.07)

Yours faithfully,

PROCESSED
JUL 18 2007
THOMSON
FINANCIAL

SPGarnham

Mrs. S P Garnham
UK Company Secretary
For and on behalf of Eurotunnel

Enc.

NEWS

EURO TUNNEL

Tuesday 5 June 2007

<u>*Immediate release*</u>

Eurotunnel appoints two new directors

Following the resignation of Jean-Louis Raymond as a director of Eurotunnel, the Joint Board of Eurotunnel has today made the following appointments, effective immediately:

- Tim Yeo, MP is appointed as a non-executive director of Eurotunnel P.L.C.;
- Pierre Bilger is appointed as a non-executive director of Eurotunnel SA.

Tim Yeo is Member of Parliament for Suffolk South and chairman of the House of Commons Environmental Audit Select Committee. He was Minister of State for the Countryside and Environment and was a member of the Shadow Cabinet where he served, *inter alia*, as Shadow Secretary of State for Trade and Industry and Shadow Secretary of State for Environment and Transport. Tim Yeo is a director of ITI Energy Limited and is Chairman of Univent Plc and AFC Energy Plc. He was also founding Chairman of the Children's Trust, a charity which took over Tadworth Court Children's Hospital.

An *inspecteur des finances*, Pierre Bilger devoted his 15-year career in the French public service (1967-1982) to dealing principally with budgetary issues. His career in industry, spanning 21 years, started in 1982 at Compagnie Générale d'Electricité (now Alcatel Lucent) of which he led the privatisation as CFO and deputy Chief Executive. It continued at Alsthom from 1987, then Gec Alsthom of which he became Chief Executive Officer in March 1991 before becoming Chairman and Chief Executive of its successor Alstom, from its IPO in 1998 until 2003. Mr. Bilger currently chairs the Dutch-law foundation *Stichting Preference Shares Renault-Nissan* and is one of the advisors to the Management Consulting Group plc.

Jacques Gounon, Chairman and Chief Executive of Eurotunnel declared:
"I am delighted that Tim Yeo, an MP and ex-minister of Her Majesty's Government as well as Pierre Bilger who chaired the Franco-British group Gec Alsthom, now Alstom, have joined the Board.
This demonstrates our clear intention to recreate within the Board a binational culture and it should convince British shareholders, who tendered less than 60% of their total Units, to take advantage of the reopening to tender their Units to the Offer before 14 June 2007."

The Joint Board has also resolved to convene the annual general meetings of Eurotunnel SA and Eurotunnel PLC in Coquelles (France) on 27 July 2007 at 4 p.m. (French time). It must be noted that, on that date, Eurotunnel SA and Eurotunnel PLC will have become subsidiaries of Groupe Eurotunnel SA (GET SA) which will therefore control them.

N° 024/2007

For media enquiries contact on + 44 (0) 1303 284491
Email: press@eurotunnel.com

For investor enquiries contact Michael Schuller on + 44 (0) 1303 288 749.
Email: michael.schuller@eurotunnel.com

NEWS

Tuesday 12 June 2007

Immediate release

Eurotunnel Board proposes seven Directors for the Board of GET SA

In accordance with the Safeguard Plan approved by the Paris Commercial Court on 15 January 2007, the Joint Board of Eurotunnel, at its meeting on 12 June 2007, proposed the nomination of seven Directors to the Board of the new entity, Groupe Eurotunnel SA.

They are Madame Colette Neuville, Mr. Pierre Bilger, Mr. Jacques Gounon, Mr. Robert Rochefort, Mr. Henri Rouanet, Mr. Philippe Vasseur and Mr. Tim Yeo.

Jacques Gounon, Chairman and Chief Executive said, "In Philippe Vasseur we have a representative from the Pas-de-Calais who has a wide knowledge of economic issues at both regional and national level and who has always acted in t he interests of the development of the Nord-Pas-de-Calais region, especially in the social and environmental sectors."

Philippe Vasseur, ex minister *de l'Agriculture, de la Pêche et de l'Alimentation* from 1995 to 1997, was *député* (MP) for the Pas-de-Calais on several occasions between 1986 and 2000 and was a member of the *commission des Finances* at the *Assemblée Nationale* throughout his parliamentary career. He was a member of the Nord-Pas-de-Calais regional council between 1992 and 1998 and Mayor of Saint-Pol-sur-Ternoise (Pas-de-Calais).

Previously an economic journalist, he resigned from all of his political mandates in 2000 to return to the private sector and is currently Chairman of *Credit Mutuel du Nord Europe*: he is also Chairman of "Réseau Alliances", a network of 150 businesses in the Nord-Pas-de-Calais in the social and environment sectors and is Chairman of the *Agence française d'information et de communication agricole et rurale (AFICAR)* and a member of the *Haut conseil de la coopération Agricole.*

N° 025/2007

For media enquiries contact on + 44 (0) 1303 284491
Email: press@eurotunnel.com

For investor enquiries contact Michael Schuller on + 44 (0) 1303 288 749.
Email: michael.schuller@eurotunnel.com

PORT AUTONOME DE
DUNKERQUE

EURO TUNNEL

NEWS

Wednesday 13 June 2007

<u>*For release at 16:40 UK time*</u>

Eurotunnel signs railway partnership agreement with the Port of Dunkirk

Eurotunnel and the *Port Autonome de Dunkerque* (PAD) have today, Wednesday 13 June 2007, signed a strategic partnership agreement with the intention of developing a coordinated approach to rail freight activities.

Only 30 miles apart, Eurotunnel and the PAD manage major infrastructures on the French north coast which in 2006 transported a combined 74 million tones of goods. The combination of the land based and the sea ports means that there are many opportunities to share complimentary knowledge and many areas of common interest to explore.

Following the success of its financial restructuring, Eurotunnel is concentrating on the re launch of rail freight as a major axis of development. The PAD has substantial rail infrastructure and is the leading port in France for forwarding sea borne goods by rail.

The agreement between Eurotunnel and the PAD will focus on three specific areas of cooperation:

- The transport of containers unloaded at the dedicated terminal in the port of Dunkirk and subsequently forwarded to the UK by rail freight via the Channel Tunnel;
- The operation of rail links between Dunkirk, the coast and the multimodal platform at Dourges (Pas-de-Calais);
- The pooling of technical knowledge, particularly in the field of safety and railway operations.

The partnership agreement between Eurotunnel and the PAD was signed at the headquarters of the *Communauté urbaine de Dunkerque,* in the presence of its President, Michel Delebarre, previously a Minister of State in the French government, who wholeheartedly supports the partnership.

Jacques Gounon, Chairman and Chief Executive of Eurotunnel said, *"This agreement shows that Eurotunnel is committing itself with determination to the path of development and confirms our intention to re-launch rail freight, transport which is good for the environment."*

Jean-Claude Terrier, Managing Director of the *Port Autonome de Dunkerque,* said *"The contacts we have established over several years demonstrate how we complement each other in a number of areas. This agreement will enable us to put them into action"*

N° 026/2007

For media enquiries contact on + 44 (0) 1303 284491
Email: press@eurotunnel.com
www.eurotunnel.com

www.portdedunkerque.fr

NEWS

Friday 15 June 2007

Immediate release

ANNUAL GENERAL MEETING OF EUROTUNNEL P.L.C.

ORDINARY AND EXTRAORDINARY GENERAL MEETING OF EUROTUNNEL SA

The shareholders of Eurotunnel are informed that the general meetings of Eurotunnel SA and Eurotunnel P.L.C. will be held (on first notice) on 27 July 2007 at 4 p.m. (French time) at Salle Calquella, Chemin Rouge Cambre, 62231 Coquelles, France.

In accordance with French legal requirements, notice of the general meeting of Eurotunnel SA, including the agenda and proposed resolutions, is published today in the *Bulletin des Annonces Légales Obligatoires* in France and on the company's website, www.eurotunnel.com, in the Corporate section, under the heading "Shareholders", AGM EPLC/ESA 2007.

The notices of meetings and forms of proxy will be sent to all remaining registered shareholders of Eurotunnel SA/P.L.C. following the Settlement Date of the exchange tender offer ("the Offer") launched by Groupe Eurotunnel SA ("GET SA") on 10 April 2007 which forms part of the Reorganisation of Eurotunnel pursuant to the Safeguard Plan ratified by the Paris Commercial Court on 15 January 2007.

Eurotunnel Unitholders who have tendered all of their Eurotunnel Units to the Offer will not be entitled to attend and vote at these meetings.

For additional information, Unitholders may contact:

Eurotunnel Shareholder Information Centre
Tel: 0845 697 397 Shareholder.info@eurotunnel.com

Computershare Investor Services plc - Registrars of Eurotunnel
Tel: 0870 703 0039 Web.queries@computershare.co.uk

NEWS

Not for release or publication in Italy, Canada or Japan

21 June 2007

Immediate release

Final results of Exchange Tender Offer

Settlement of Groupe Eurotunnel SA (GET SA) shares on 28 June 2007

Initial listing of GET SA Shares on Monday 02 July 2007

The AMF has published the final results of the Exchange Tender Offer made by GET SA for Eurotunnel PLC/Eurotunnel SA Units. In total, 2.368.864.450 Units representing 93,04% of the share capital of these two companies have been tendered. As a result, the total number of GET SA warrants to be issued as part of the implementation of the Eurotunnel Safeguard Plan will be 4.307.026.273.

The settlement of the Offer, along with the debt restructuring and almost all the steps to implement the Eurotunnel Safeguard Plan will occur on 28 June 2007. Nonetheless, given the complexity of the steps necessary to complete the implementation, some may, for purely practical reasons, not be concluded until 29 June 2007.

As a result, GET SA has requested from Euronext, who has accepted, that the initial listing of its shares and warrants, and that of the Notes Redeemable for Shares in GET SA to be issued by its subsidiary EGP, should take place on 2 July 2007.

In addition, in accordance with the Safeguard Plan, GET SA will carry out a consolidation of its shares at a ratio of 1:40 by the end of 2007.

Jacques Gounon, Chairman and Chief Executive said, "*I extend my warmest thanks to shareholders for the massive support that they have given to the Safeguard Plan. The share consolidation will give a share value which should be much more representative of the new Eurotunnel, which is now in place and able to concentrate fully on its development*".

N° GET 07/2007

For media enquiries contact on + 44 (0) 1303 284491
Email: press@eurotunnel.com

For investor enquiries contact Michael Schuller on + 44 (0) 1303 288 749.
Email: michael.schuller@eurotunnel.com

NEWS

Not to be released or published in the United States, Canada, Australia and Japan

29 June 2007

Immediate release

Groupe Eurotunnel SA :

Successful implementation of the financial restructuring

Listing on 2 July 2007

The settlement of the exchange tender offer and the financial restructuring took place on 28 June 2007 under the aegis of the Commissioners for the execution of the Safeguard Plan.

This vast and complex international operation, carefully organised by Freshfield Bruckaus Deringer France, legal advisers to Groupe Eurotunnel SA, was remarkably implemented by the *Caisse des Dépôts et Consignation* closely with BNP Securities Services, our registrars and Lucid Issuer Services in relation to bondholders.

The first admission of the Groupe Eurotunnel SA shares and warrants to listing and trading on *Eurolist by Euronext™*, as well as of the notes redeemable in Groupe Eurotunnel SA shares issued by Groupe Eurotunnel SA's UK subsidiary, Eurotunnel Group UK plc, will take place on Monday 2 July 2007. The shares in Groupe Eurotunnel SA and the notes redeemable in GET SA shares issued by EGP will be admitted to trading on the London Stock Exchange for the first time on the same date.

Groupe Eurotunnel SA being the holder, as at 28 June 2007, of over 90% of the Eurotunnel SA/PLC Units, will today request from the UK Listing Authority the cancellation of the listing of the Eurotunnel Units in London. The shareholders concerned are informed that the required notice period of 20 business days starts today and that the delisting should occur around 27 July 2007. A similar request for delisting will be made in respect of the listing of the Units in Brussels.

The names of Eurotunnel SA and Eurotunnel PLC, now subsidiaries of Groupe Eurotunnel SA, are to be changed to TNU SA and TNU PLC respectively.

Jacques Gounon, Chairman and Chief Executive of Groupe Eurotunnel SA, declared:
« *We have successfully turned a new page. Groupe Eurotunnel SA has now taken its place amongst other large European businesses with an expanding future.* »

N° GET 08/2007

For media enquiries contact on + 44 (0) 1303 284491
Email: press@eurotunnel.com

For investor enquiries contact Michael Schuller on + 44 (0) 1303 288 749.
Email: michael.schuller@eurotunnel.com

END